Exhibit (e)(3)

Scott M. Hand Chairman and Chief Executive Officer

May 29, 2006

______________

Dear __________,
Re: Retention Payment
As you are aware, Teck Cominco Limited has recently announced that it will make an offer to acquire all of the outstanding common shares of Inco Limited (the “Company”). Inco is simultaneously pursuing a merger with Falconbridge Limited that has been ongoing since October 2005. The Company realizes that this generates uncertainty and raises questions as to what the future holds for our employees. I want to take this opportunity to let you know that you are a key individual for the Company in its efforts to grow and prosper. In order to ensure that you are recognized for your efforts, the Company’s Board of Directors has approved a retention bonus.
Earlier this year, the Board of Directors decided not to issue any stock options until such time as our merger with Falconbridge was completed. The merger is taking longer to complete than we originally anticipated and with the Teck announcement, the Board cannot issue stock options at the current time. The Board will review stock option grants in respect to 2006 at an appropriate time when such equity-based incentives can be offered.
We appreciate your patience and loyalty, and we are pleased to offer you a retention payment of 80 percent of your annual base salary, which will be paid to you within 30 days following the earlier of:
a)	March 31, 2007, or

b)	A Change of Control. (see attached definitions)
To qualify for the retention payment, you must remain in the Company’s employ and dutifully carry out your responsibilities until the earlier of March 31, 2007 or a Change of Control occurring.
INCO LIMITED 145 King Street West, Suite 1500, Toronto, Canada M5H 4B7

The information in this letter is confidential and sensitive. As a result, I would ask that you keep the contents confidential and that you not reveal it to any other person without the express consent of the Vice-President, Human Resources or the General Counsel, except to your spouse/partner or to a professional legal or financial advisor who agrees to keep this information confidential, or otherwise as required by law.
We will ensure that we will keep you informed as more information becomes available. Thank you for your continued commitment, ongoing support, understanding and patience. Please contact Mark Daniel, Vice-President, Human Resources, if you have any questions regarding the contents of this letter.
Regards,
/s/ Scott M. Hand
INCO LIMITED 145 King Street West, Suite 1500, Toronto, Canada M5H 4B7